Exhibit 99.1

SSE Stock Code: 688472	SSE Stock Abbreviation: CSI Solar

CSI Solar Co., Ltd.

2024 First Quarter Report

The board of directors of CSI Solar Co., Ltd. (the “Company”) and all members of the board of directors guarantee that the information of this public announcement contains no misrepresentations, misleading statements or material omissions, and they are legally responsible for the truthfulness, accuracy and completeness of the information contained herein.

Important Notice:

(1)	The board of directors, the supervisory committee, the directors, supervisors, and senior management members of the Company guarantee that the information contained in this quarterly report is true, accurate, and complete without any false information, misleading statements or material omissions, and severally and jointly accept legal responsibility for the above.

(2)	The person in charge of the Company, person in charge of accounting function, and the person in charge of accounting institution (head of accounting department) guarantee that the financial statements contained in this quarterly report are true, accurate, and complete.

(3)	Whether the financial statements for the first quarter have been audited:

☐ Yes ☒ No

1. Key Financial Data

(4) Key Accounting Data and Financial Indicators

Unit: Yuan Currency: RMB

Item	Current Reporting Period	Increase/Decrease Over the Same Period Last Year (%)
Operating revenue	9,597,025,639.08	-18.88
Net profit attributable to the shareholders of the Company	578,756,053.09	-36.98
Net profit attributable to the shareholders of the Company after deducting non-recurring gains and losses	638,439,329.37	-23.39
Net cash flow from operating activities	-841,668,983.03	Not applicable
Basic earnings per share (RMB/share)	0.16	-46.67
Diluted earnings per share (RMB/share)	0.16	-46.67
Weighted average return on equity (%)	2.66	Decreased by 4.92%
Total R&D expenditure	240,842,106.66	104.87
R&D expenditure as a percentage of operating revenue (%)	2.51	Increased by 1.52%

	End of Current Reporting Period	End of Previous Year	Increase/Decrease at the End of Current Reporting Period over the End of Previous Year (%)
Total assets	67,583,799,643.66	65,775,366,984.02	2.75
Equity attributable to the shareholders of the Company	21,954,667,894.91	21,418,275,846.30	2.50

(5) Non-recurring Gain and Loss Items and Amounts

☒ Applicable ☐ Not applicable

Unit: Yuan Currency: RMB

Item	Amount for the Current Reporting Period	Explanation
Gains and losses on disposal of non-current assets, including the written-off portion of asset impairment provisions made	7,665,939.63
Government grants included in the current profit and loss, except for those which are closely related to the Company’s ordinary operations, comply with national policies and regulations, and continuously received in certain standard amounts or quantities	7,345,139.06
Gains and losses from changes in fair value of financial assets and liabilities by non-financial enterprise, and gains and losses ondisposal of financial assets and liabilities, except for effective hedging transactions related to the Company’s ordinary operations	-69,307,319.44
Profits and losses from entrusting investment or management of assets to others	1,677,782.35
Reversal of provision for impairment of accounts receivable and contract assets that are individually tested for impairment	621,909.54
Other non-operating gains and losses other than the above	-7,728,166.76
Less: Effect of income tax	-62,873.67
Effect of minority interests (after tax)	21,434.33
Total	-59,683,276.28

Explanations shall be given on significant items classified as non-recurring gains and losses by the Company that are not set out in the “Explanatory Announcement No. 1 on Information Disclosure by Companies Offering Securities to the Public - Non-recurring Gain and Loss”, and on non-recurring gains and losses items set out in the “Explanatory Announcement No. 1 on Information Disclosure by Companies Offering Securities to the Public - Non-recurring Gain and Loss” but classified as ordinary gains and losses by the Company.

☐ Applicable ☒ Not Applicable

(6) Changes in Key Accounting Data and Financial Indicators and the Reasons Thereof

☒ Applicable ☐ Not Applicable

Item	Change (%)	Main Reason
Net profit attributable to the shareholders of the Company	-36.98	Mainly due to the significant decrease of module average selling price (“ASP”) and inventory write-down, partially offset by lower manufacturing costs and higher profit margin from battery energy storage business.
Net cash flow from operating activities	Not applicable	Mainly due to the increase of cash paid for raw materials procurement.
Basic earnings per share	-46.67	Mainly attributable to the decrease in net profit of the shareholders of the Company. Also, total share capital increased over the same period of last year due to the IPO of the Company in June 2023.
Diluted earnings per share	-46.67	Mainly attributable to the decrease in net profit of the shareholders of the Company. Also, total share capital increased over the same period of last year due to the IPO of the Company in June 2023.
Total R&D expenditure	104.87	The Company continues to increase its research and development expenditure in advanced technologies fields.

2. Shareholder Information

(Omitted)

3. Other Reminders

Other important information about the Company’s operations during the Reporting Period that should be brought to the attention of investors

☒ Applicable ☐ Not Applicable

Since the third quarter of 2023, solar module prices have declined sharply, in part due to the international trade environment and geopolitical factors, posing significant short-term challenges to the industry. However, the sustained price reduction has also enhanced the competitiveness of solar PV as the most widely used form of new energy. Moreover, recently the rapid advancements in AI technology and deployment of large-scale artificial intelligence models are expected to increase electricity demand significantly. Integrating solar PV and energy storage technologies can provide a continuous supply of clean energy. Hence, in the medium to long term, both the solar and synergistic energy storage sectors are poised to capture significant market opportunities.

Module business: From January to March 2024, taking into account market price level and annual shipment guidance, the Company balanced between price and volume. In the first quarter of 2024, the company achieved module shipments of 6.3GW, up 3.28% as compared with the same period last year (year-over-year or “yoy”), of which the North American market accounted for more than 20% of the shipments. Battery energy storage business: From January to March 2024, the Company's battery energy storage product shipments recognized as revenue was 1GWh. As the Company’s second main business, the battery energy storage business volume began to increase this year. The revenue of the battery energy storage business in a single quarter has basically reached the same level as its yearly revenue in 2023. As of December 31, 2023, the Company's battery energy storage business orders on hand amounted to US$2.6 billion. In the first quarter of 2024, the company achieved revenue of 9,597,025,639 yuan, down 18.88% yoy, mainly due to the decline in module product prices. Although product prices in the first quarter of 2024 decreased significantly yoy and the overall profit margin of the solar PV industry has narrowed, the Company achieved 578,756,054 yuan of net profit attributable to the shareholders of the Company, including a 244,995,300 yuan provision for asset impairment in the first quarter. The Company achieved 638,439,329 yuan of net profit attributable to the shareholders of the Company after deducting non-recurring gains and losses, a decrease of 23.39% yoy, and an increase of 132.30% over the fourth quarter of 2023.

As one of the leading global suppliers of solar equipment and utility-scale battery energy storage system, the Company will continue to focus on these two sectors, intensifying its research and development efforts and technological innovation. The Company aims to fully leverage its international brand, first-mover advantage in overseas battery energy storage, and benefits of being a late-mover in transitioning to the P/N technology route. The Company’s goal is to enhance its core competitiveness and risk resilience, further solidifying its market-leading position.

4. Quarterly Financial Statements

(1) Type of audit opinion

☐ Applicable ☒ Not Applicable

(2) Financial Statements

Consolidated Balance Sheet

March 31 , 2024

Prepared by: CSI Solar Co., Ltd.

Unit : Yuan Currency : RMB Audit Type: Unaudited

Item	March 31, 2024	December 31, 2023

Current assets:
Monetary funds	18,714,051,237.39	18,949,975,864.91
Financial assets held for trading	90,034,953.44	107,584,139.28
Derivative financial assets	28,407,407.57	24,279,992.77
Notes receivable	1,305,055,362.61	1,591,499,100.65
Accounts receivable	5,533,151,225.95	5,584,675,329.10
Receivables financing	390,171,106.41	631,593,246.37
Prepayments	1,260,078,001.10	1,157,651,526.69
Other receivables	344,532,321.88	789,995,454.98
Inventories	9,782,372,700.96	7,798,877,135.39
Contract assets	1,166,484,170.38	1,100,211,428.91
Other current assets	1,497,499,033.64	1,246,531,869.56
Total current assets	40,111,837,521.33	38,982,875,088.61
Non-current assets:
Long term equity investments	380,991,344.48	344,356,440.13
Other equity investments	110,417,242.18	110,284,070.13
Other non-current financial assets	461,977,384.50	461,977,384.50
Fixed assets	16,355,646,141.28	16,758,691,214.48
Construction in progress	4,475,136,741.08	4,266,415,193.99
Right-of-use assets	1,121,039,931.38	1,165,868,864.37
Intangible assets	848,354,907.37	829,021,496.29
Long-term prepaid expenses	328,676,575.81	311,753,993.90
Deferred tax assets	1,932,946,065.90	1,563,550,141.36
Other non-current assets	1,456,775,788.35	980,573,096.26
Total non-current assets	27,471,962,122.33	26,792,491,895.41
Total assets	67,583,799,643.66	65,775,366,984.02
Current liabilities:
Short-term loan	7,099,485,302.65	6,886,978,231.29
Derivative financial liabilities	53,068,929.16	37,284,365.42
Notes payable	6,354,333,202.78	6,220,629,091.16
Accounts payable	5,919,041,070.54	5,917,826,241.73
Contract liabilities	4,482,445,273.85	5,605,350,999.96
Employee benefits payables	432,458,730.79	439,343,416.49
Taxes payable	775,018,634.60	598,186,184.97
Other payables	8,760,259,102.49	8,994,676,771.44
Non-current liabilities due within one year	2,317,044,661.11	2,336,322,662.71
Other current liabilities	58,215,385.99	53,117,625.08
Total current liabilities	36,251,370,293.96	37,089,715,590.25
Non-current liabilities:
Long term loan	5,536,809,881.86	3,422,559,883.62
Lease liabilities	1,011,275,316.01	1,117,244,542.70
Long-term payables	50,560,000.00	90,743,084.41
Estimated liabilities	595,290,159.26	747,629,975.95
Deferred income	1,269,909,156.79	1,133,164,993.64
Deferred income tax liabilities	198,038,155.31	122,268,975.70
Other non-current liabilities	678,242,433.97	572,265,135.60
Total non-current liabilities	9,340,125,103.20	7,205,876,591.62
Total Liabilities	45,591,495,397.16	44,295,592,181.87
Owner’s equity (or shareholders’ equity):
Paid-in capital (or equity)	3,688,217,324.00	3,688,217,324.00
Capital reserve	7,819,609,076.33	7,621,773,553.61
Other comprehensive income	-452,204,084.84	-212,004,557.64
Surplus reserve	113,943,414.51	113,943,414.51
Undistributed profits	10,785,102,164.91	10,206,346,111.82
Total equity attributable to the Company (or shareholders’ equity)	21,954,667,894.91	21,418,275,846.30
Minority interests	37,636,351.59	61,498,955.85
Total owners’ equity (or shareholders’ equity)	21,992,304,246.50	21,479,774,802.15
Total liabilities and owners’ equity (or shareholders’ equity)	67,583,799,643.66	65,775,366,984.02

Person in charge of the Company: Qu Xiaohua

Person in charge of accounting function: Gao Linhong

Person in charge of accounting institution: Pan Naihong

Consolidated Income Statement

January-March 2024

Prepared by: CSI Solar Co., Ltd.

Unit : Yuan Currency : RMB Audit Type: Unaudited

Item	First quarter of 2024	First quarter of 2023
I. Total operating revenue	9,597,025,639.08	11,830,697,757.23
Including: Operating revenue	9,597,025,639.08	11,830,697,757.23
2. Total operating costs	8,846,922,488.86	10,864,778,849.63
Including: Operating costs	7,893,640,680.45	9,948,532,804.35
Taxes and surcharges	32,768,534.27	41,792,614.81
Selling expenses	310,662,786.66	245,063,984.55
Administrative expenses	346,161,076.91	319,614,581.57
R&D expenses	240,842,106.66	117,559,501.46
Financial expenses	22,847,303.91	192,215,362.89
Including: Interest expense	114,082,225.01	98,523,585.80
Interest income	90,488,193.69	44,510,553.02
Add: Other income	88,280,466.18	73,545,528.39
Investment income (losses indicated by “-”)	-31,078,683.79	55,902,181.11
Including: Gains from investment in associates and joint ventures	6,663,942.60	7,875,884.41
Gains from changes in fair value (losses indicated by “-”)	-29,219,952.19	59,523,432.26
Credit impairment losses (losses indicated by “-”)	-17,105,029.73	-18,885,273.33
Impairment loss on assets (losses indicated by “-”)	-227,890,269.92	-35,867,911.08
Gain on disposal of assets (losses indicated by “-”)	7,665,939.63	8,253,903.28
3. Operating profit (losses indicated by “-”)	540,755,620.40	1,108,390,768.23
Add: non-operating income	137,503,502.15	5,732,823.84
Less: Non-operating expenses	11,543,149.25	6,695,884.36
4. Total profits (total losses indicated by “-” )	666,715,973.30	1,107,427,707.71
Less: Income tax expense	111,822,524.47	188,712,125.43
5. Net profit (net loss indicated by “-”)	554,893,448.83	918,715,582.28
(1) Classified by continuity of operations
1. Net profit from continuing operations (net loss indicated by “-”)	554,893,448.83	918,715,582.28
(2) Classified by ownership
1. Net profit attributable to the shareholders of the Company (net loss indicated by “-”)	578,756,053.09	918,308,560.67
2. Profit and loss attributable to minority shareholders (net loss indicated by “-”)	-23,862,604.26	407,021.61
6. Other comprehensive income, net of tax	-240,199,527.20	-4,622,896.34
(1) Other comprehensive income attributable to owners of the Company, net of tax	-240,199,527.20	-4,622,896.34
1. Other comprehensive income that cannot be reclassified into profit or loss	-	-1,126,743.66
(1) Changes in fair value of other equity instrument investments	-	-1,126,743.66
2. Other comprehensive income to be reclassified into profit and loss	-240,199,527.20	-3,496,152.68
(1) Exchange difference arising from translation of foreign currency financial statements	-240,199,527.20	-3,496,152.68
(2) Other comprehensive income attributable to minority shareholders, net of tax		-
7. Total comprehensive income	314,693,921.63	914,092,685.94
(1) Total comprehensive income attributable to owners of the Company	338,556,525.89	913,685,664.33
(2) Total comprehensive income attributable to minority shareholders	-23,862,604.26	407,021.61
8. Earnings per share:
(1) Basic earnings per share (RMB/share)	0.16	0.30
(2) Diluted earnings per share (RMB/share)	0.16	0.30

In the current reporting period, for enterprises under the same control, the net profit achieved by the merged entity before the merger was nil, and the net profit achieved by the merged entity in the previous period was nil.

Person in charge of the Company: Qu Xiaohua

Person in charge of accounting function: Gao Linhong

Person in charge of accounting institution : Pan Naihong

Consolidated Cash Flow Statement

January-March 2024

Prepared by: CSI Solar Co., Ltd.

Unit : Yuan Currency : RMB Audit Type: Unaudited

Item	First quarter of 2024	First quarter of 2023

1. Cash flow from operating activities:
Cash received from sale of goods and provision of services	23,027,138,942.62	14,052,744,751.31
Tax refunds received	2,118,421.94	17,305,764.84
Other cash received related to operating activities	2,078,298,742.24	311,964,038.56
Subtotal of cash inflow from operating activities	25,107,556,106.80	14,382,014,554.71
Cash paid for purchase of goods and services rendered	22,657,715,511.49	11,689,439,858.32
Cash paid to and on behalf of employees	1,001,648,856.45	738,259,210.34
Various taxes paid	1,058,021,913.89	262,241,664.29
Other cash payments related to operating activities	1,231,838,808.00	2,623,283,979.74
Subtotal cash outflow from operating activities	25,949,225,089.83	15,313,224,712.69
Net cash flow from operating activities	-841,668,983.03	-931,210,157.98
2. Cash flows from investing activities:
Cash received from disposal of investments		1,350,208.16
Cash received from return of investments	56,196,274.41	213,372,201.56
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	137,236,316.25	9,232,608.16
Net cash received from disposal of subsidiaries and other business units
Subtotal of cash inflows from investing activities	193,432,590.66	223,955,017.88
Cash paid for the acquisition and construction of fixed assets, intangible assets and other long-term assets	2,016,278,000.72	1,602,518,847.00
Cash paid for investments	123,938,900.80	189,659,009.83
Net cash paid for subsidiaries and other business units
Subtotal of cash outflows from investing activities	2,140,216,901.52	1,792,177,856.83
Net cash flows from investing activities	-1,946,784,310.86	-1,568,222,838.95
3. Cash flow from financing activities:
Cash received from investments		1,980,000.00
Including: Proceeds received by subsidiaries from minority shareholders’ investments		1,980,000.00
Proceeds from loans	5,197,495,214.91	3,621,807,974.79
Other cash received from financing activities	1,418,368,032.35	377,038,494.36
Subtotal of cash inflows from financing activities	6,615,863,247.26	4,000,826,469.15
Cash paid for repayment of loans	1,987,360,000.00	2,224,328,465.63
Cash paid for dividends, profits or interest payments	96,277,836.79	107,956,275.82
Including: Dividends and profits paid to minority shareholders by subsidiaries
Other cash paid for other financing activities	657,627,727.91	102,444,869.11
Subtotal of cash outflows from financing activities	2,741,265,564.70	2,434,729,610.56
Net cash flow from financing activities	3,874,597,682.56	1,566,096,858.59
4. Effect of changes in exchange rate on cash and cash equivalents	-18,230,276.47	-35,544,016.13
5. Net increase in cash and cash equivalents	1,067,914,112.21	-968,880,154.47
Add: Beginning balance of cash and cash equivalents	11,855,203,184.55	5,128,773,756.03
6. Ending balance of cash and cash equivalents	12,923,117,296.76	4,159,893,601.56

Person in charge of the Company: Qu Xiaohua

Person in charge of accounting function: Gao Linhong

Person in charge of accounting institution : Pan Naihong

Adjustments to the financial statements at the beginning of the year upon initial adoption of new accounting standards or interpretation of standards since 2024

☐ Applicable ☒ Not Applicable

We hereby announce the above.

Board of Directors of CSI Solar Co., Ltd.

April 27, 2024

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding Canadian Solar Inc. (“Canadian Solar”)’s expected future shipment volumes, revenues, gross margins, and project sales are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business, regulatory and economic conditions and the state of the solar power and battery energy storage market and industry; geopolitical tensions and conflicts, including impasses, sanctions and export controls; volatility, uncertainty, delays and disruptions related to global pandemics; supply chain disruptions; governmental support for the deployment of solar power and battery energy storage; future available supplies of silicon, solar wafers and lithium cells; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as China, the U.S., Europe, Brazil and Japan; changes in effective tax rates; changes in customer order patterns; changes in product mix; changes in corporate responsibility, especially environmental, social and governance (“ESG”) requirements; capacity utilization; level of competition; pricing pressure and declines in or failure to timely adjust average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; the pipeline of projects and timelines related to them; the ability of the parties to optimize value of that pipeline; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange and inflation rate fluctuations; litigation and other risks as described in Canadian Solar’s filings with the Securities and Exchange Commission (the “SEC”), including its annual report on Form 20-F filed on April 26, 2024. Although Canadian Solar believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Inherent Uncertainty of the Forecast

The forecast should be read in conjunction with the assumptions and qualifications set forth herein. The forecast is based on numerous assumptions, many of which are beyond the control of the Company and Canadian Solar, and some or all of which may not materialize.

Additionally, to the extent that the assumptions inherent in the forecast are based upon future business decisions and objectives, they are subject to change. Although the forecast is presented with numerical specificity and is based on reasonable expectations developed by the Company’s management, the assumptions and estimates underlying the forecast are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of the Company and Canadian Solar. Accordingly, the forecast is only an estimate and is necessarily speculative in nature. It is expected that some or all of the assumptions in the forecast will not be realized and that actual results will vary from the forecast. Such variations may be material and may increase over time. In light of the foregoing, readers are cautioned not to place undue reliance on the forecast. The forecast should not be regarded as a representation or warranty by Canadian Solar, the Company or any other person that the forecast can or will be achieved.

Chinese GAAP

The Company’s financial statements were prepared in accordance with Chinese GAAP, whereas Canadian Solar’s financial statements are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Chinese GAAP differs materially from U.S. GAAP. The Company has not prepared a reconciliation of the financial statements between Chinese GAAP and U.S. GAAP and has not quantified such differences. In addition, Canadian Solar’s financial statements eliminate all intercompany transactions between Canadian Solar and The Company and Recurrent Energy (formerly Global Energy) subsidiaries. As a result, the Company’s financial statements are not directly comparable to the corresponding consolidated financial performance of Canadian Solar. Investors should consult their own professional advisors for an understanding of the differences between Chinese GAAP and U.S. GAAP and how those differences might affect the information contained in the financial statements.

Some of the applicable differences between Chinese GAAP and U.S. GAAP include the presentation of the income statement, recognition of share-based compensation, the intraperiod income taxes, the accumulated and unappropriated profits, and the specific standard on assets held for sale.

No Audit or Review

The financial statements have not been audited or reviewed by the independent public accountants of Canadian Solar or the Company. The financial statements should not be relied upon by investors to provide the same type or quality of information as information that has been subject to an audit or review by independent auditors.